FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                  For the month of May 1, 2006 to May 31, 2006



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                          CITYVIEW CORPORATION LIMITED
                                  (Registrant)


Dated: May 16, 2006


.........................................
(Signed by)
 P M SMYTH
Chief Executive

               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


                  For the month of May 1, 2006 to May 31, 2006

     627        Rights Issue Closed
     628        South Sembakung - 2, Simenggaris PSC
     629        Board Member Changes
     630        Appendix 3X, Initial Directors Interest Notice
     631        Appendix 3Z, Final Directors Interest Notice
     632        Appointment of Dubai Director & other Board changes
     633        Appendix 3X,Initial Directors Interest Notice
     634        Appendix 3Z, Final Directors Interest Notice
     635        Appendix 3Z, Final Directors Interest Notice
     636        Appendix 3Z,Final Directors Interest Notice
     637        Appendix 3Y, Change of Directors Interest Notice
     638        Appendix 3Y, Change of Directors Interest Notice
     639        Appendix 3Y, Change of Directors Interest Notice
     640        Results of AGM held May 16, 2006
     641        CVI Moves into Angola for Oil & Energy Metals

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

10 May 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                               RIGHTS ISSUE CLOSE

The directors of CityView Corporation Limited advise that the fully underwritten Rights Issue set out in the Prospectus, dated 6 April 2006, has closed with acceptances totalling 55,920,002 shares equal to $2,236,800.08 a take up of 69.33%.

The fully underwritten shortfall is 24,741,614 shares equal to $989,664.56. The shortfall has been placed with the Underwriter, Patersons Securities Limited.

In accordance with the time table the company expects to allot both the Shares and Options for the acceptances and proceed to despatch holding statements on 16 May 2006.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

10 May 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                       SOUTH SEMBAKUNG-2, SIMENGGARIS PSC

CityView Corporation Limited ("CityView") announces that it has received the following advice from the Operator Medco Simenggaris-Pertamina JOB in respect of the South Sembakung-2 Well:

South Sembakung-2 was spudded on March 9 2006 and reached a depth of 7750 feet on April 7 2006 within Intra Meliat sand formation. The drill string then became stuck so they side tracked the hole to 6951 feet. The well has been temporarily suspended for further well test evaluation in the near future with a well service rig.

The South Sembakung-2 well is structurally lower than South Sembakung-1. The well penetrated Top Santul at 1485 feet, Top Tabul at 3849 feet and Top Meliat 6600 feet.

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

10 May 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

                              BOARD MEMBER CHANGES

CityView Corporation Limited ("CityView") announces the appointment of Mr John Jacoby as Director and Company Secretary. Mr Jacoby is based in Perth and has been associated with both the resources and finance industries for in excess of twenty years.
CityView also announces the resignation of its two Sydney based non-executive directors: Mr John Arbouw and Mr Robert Elliott. The Board would like to thank Messrs. Arbouw and Elliott for their most helpful contribution to the Company.

                                                                    Rule 3.19A.1
                                   Appendix 3X

                       Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity             CITYVIEW CORPORATION LIMITED
--------------------------------------------------------------------------------
ABN                        009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

------------------------------------------- ------------------------------------
Name of Director                            John Jacoby
------------------------------------------- ------------------------------------
Date of appointment                         10 May 2006
------------------------------------------- ------------------------------------

Part 1 - Director's relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.


--------------------------------------------------------------------------------
Number & class of securities


Nil - ordinary fully paid shares in Cityview


--------------------------------------------------------------------------------

Part 2 - Director's relevant interests in securities of which the director is not the registered holder.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

------------------------------------------- ------------------------------------
Name of holder & nature of interest              Number & class of Securities
Note:Provide details of the circumstances giving rise to the relevant interest.

                N/A                                          Nil


------------------------------------------- ------------------------------------


Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------- ------------------------------------
Detail of contract                          N/A
------------------------------------------- ------------------------------------
Nature of interest                          N/A
------------------------------------------- ------------------------------------
Name of registered holder
(if issued securities)                      N/A
------------------------------------------- ------------------------------------
No. and class of securities to which
interest relates                            N/A
------------------------------------------- ------------------------------------

                                                                     Appendix 3Z
                                                Final Director's Interest Notice

--------------------------------------------------------------------------------

                                  Rule 3.19A.3
                                   Appendix 3Z
                        Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity   CityView Corporation Limited
--------------------------------------------------------------------------------
ABN              009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

Name of Director                                          John Arbouw

Date of last notice

Date that Director ceased to be Director                  9 May 2006

Part 1 - Director's relevant interests in securities of which the Director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

--------------------------------------------------------------------------------
Number & class of securities

30,425  Fully paid ordinary shares
--------------------------------------------------------------------------------

Part 2 - Director's relevant interests in securities of which the Director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

------------------------------------------- ------------------------------------
Name of holder & nature of interest             Number & class of securities
              N/A                                          Nil
------------------------------------------- ------------------------------------

Appendix 3Z
Final Director's Interest Notice

--------------------------------------------------------------------------------

Part 3 - Director's interests in contracts

------------------------------------------- ------------------------------------
Detail of contract                                      N/A
------------------------------------------- ------------------------------------
Nature of interest                                      N/A
------------------------------------------- ------------------------------------
Name of registered holder                               N/A
(if issued securities)
------------------------------------------- ------------------------------------
No. and class of securities to which                    N/A
interest relates
------------------------------------------- ------------------------------------

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com
11 May 2006


The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000


              APPOINTMENT OF DUBAI DIRECTOR AND OTHER BOARD CHANGES

CityView Corporation Limited ("CityView") announces the appointment of Mr Mahmood al Ansari as a Director of CityView and chairman of its Audit Committee. Mr Ansari is based in Dubai and is actively involved in the negotiation and financing of major projects. He is the Managing Director of Quest Energy Limited and Chairman of Quest International General Trading Establishment.

CityView also announces the resignations of Mr Ahmad Saddique as Chairman and Director of CityView and Mr Thinagaran as a Director and member of the Audit Committee, due to their increasing business commitments. The Board would like to thank Messrs Saddique and Thinagaran for their valuable commitment and contribution to the Company.

                                                                    Rule 3.19A.1
                                   Appendix 3X

                       Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity             CITYVIEW CORPORATION LIMITED
--------------------------------------------------------------------------------
ABN                        009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

------------------------------------------- ------------------------------------
Name of Director                            Mahmood Mohamad Rahmah Al Ansari
------------------------------------------- ------------------------------------
Date of appointment                         11 May 2006
------------------------------------------- ------------------------------------

Part 1 - Director's relevant interests in securities of which the director is the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

--------------------------------------------------------------------------------
Number & class of securities


Nil - ordinary fully paid shares in Cityview


--------------------------------------------------------------------------------

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

------------------------------------------- ------------------------------------
Name of holder & nature of interest             Number & class of Securities
Note:Provide details of the
     circumstances giving rise
      to the relevant interest.

                N/A                                           Nil


------------------------------------------- ------------------------------------


Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------- ------------------------------------
Detail of contract                          N/A
------------------------------------------- ------------------------------------
Nature of interest                          N/A
------------------------------------------- ------------------------------------
Name of registered holder                   N/A
(if issued securities)
------------------------------------------- ------------------------------------
No. and class of securities to which        N/A
interest relates
------------------------------------------- ------------------------------------

                                                                     Appendix 3Z
                                                Final Director's Interest Notice

--------------------------------------------------------------------------------

                                  Rule 3.19A.3
                                   Appendix 3Z
                        Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity   CityView Corporation Limited
--------------------------------------------------------------------------------
ABN              009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------- ----------------------
Name of Director                                          Robert Maxwell Elliott
--------------------------------------------------------- ----------------------
Date of last notice                                       26 May 2004
--------------------------------------------------------- ----------------------
Date that Director ceased to be Director                  9 May 2006
--------------------------------------------------------- ----------------------

Part 1 - Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

--------------------------------------------------------------------------------
Number & class of securities
Nil
--------------------------------------------------------------------------------

Part 2 - Director's relevant interests in securities of which the Director is not the registered holder In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

------------------------------------------- ------------------------------------
Name of holder & nature of interest               Number & class of securities
            N/A                                                 Nil
------------------------------------------- ------------------------------------

Appendix 3Z
Final Director's Interest Notice
--------------------------------------------------------------------------------


Part 3 - Director's interests in contracts

------------------------------------------- ------------------------------------
Detail of contract                          N/A
------------------------------------------- ------------------------------------
Nature of interest                          N/A
------------------------------------------- ------------------------------------
Name of registered holder                   N/A
(if issued securities)
------------------------------------------- ------------------------------------
No. and class of securities to which        N/A
interest relates
------------------------------------------- ------------------------------------

                                                                     Appendix 3Z
                                                Final Director's Interest Notice

--------------------------------------------------------------------------------

                                  Rule 3.19A.3
                                   Appendix 3Z
                        Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity                  CityView Corporation Limited
--------------------------------------------------------------------------------
ABN                             009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------- ----------------------
Name of Director                                          Thinagaran
--------------------------------------------------------- ----------------------
Date of last notice                                       4 April 2002
--------------------------------------------------------- ----------------------
Date that Director ceased to be Director                  12 May 2006
--------------------------------------------------------- ----------------------

Part 1 - Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

--------------------------------------------------------------------------------
Number & class of securities
Nil
--------------------------------------------------------------------------------

Part 2 - Director's relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

------------------------------------------- ------------------------------------
Name of holder & nature of interest         Number & class of securities
             N/A                                        Nil
------------------------------------------- ------------------------------------

Appendix 3Z
Final Director's Interest Notice

--------------------------------------------------------------------------------

Part 3 - Director's interests in contracts

------------------------------------------- ------------------------------------
Detail of contract                          N/A
------------------------------------------- ------------------------------------
Nature of interest                          N/A
------------------------------------------- ------------------------------------
Name of registered holder                   N/A
(if issued securities)
------------------------------------------- ------------------------------------
No. and class of securities to which        N/A
interest relates
------------------------------------------- ------------------------------------

                                                                     Appendix 3Z
                                                Final Director's Interest Notice

--------------------------------------------------------------------------------

                                  Rule 3.19A.3
                                   Appendix 3Z
                        Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity                  CityView Corporation Limited
--------------------------------------------------------------------------------
ABN                             009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the Director for the purposes of section 205G of the Corporations Act.

--------------------------------------------------------- ----------------------
Name of Director                                          Ahmad Iqbal Saddique
--------------------------------------------------------- ----------------------
Date of last notice                                       5 June 2002
--------------------------------------------------------- ----------------------
Date that Director ceased to be Director                  12 May 2006
--------------------------------------------------------- ----------------------

Part 1 - Director's relevant interests in securities of which the Director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

--------------------------------------------------------------------------------
Number & class of securities
Nil
--------------------------------------------------------------------------------

Part 2 - Director's relevant interests in securities of which the Director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

------------------------------------------- ------------------------------------
Name of holder & nature of interest                Number & class of securities

Mr Saddique is a shareholder of Midwestern
Oil Pte Ltd, which owns shares in CityView              31,604,000 Fully paid
                                                        ordinary shares

------------------------------------------- ------------------------------------

Appendix 3Z
Final Director's Interest Notice
--------------------------------------------------------------------------------

Part 3 - Director's interests in contracts

------------------------------------------- ------------------------------------
Detail of contract                          N/A
------------------------------------------- ------------------------------------
Nature of interest                          N/A
------------------------------------------- ------------------------------------
Name of registered holder                   N/A
(if issued securities)
------------------------------------------- ------------------------------------
No. and class of securities to which        N/A
interest relates
------------------------------------------- ------------------------------------

Rule 3.19A.2
                                   Appendix 3Y

                      Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity          CITYVIEW CORPORATION LIMITED
--------------------------------------------------------------------------------
ABN                     59 009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

------------------------------------------- ------------------------------------
Name of Director                            Mahmood Mohamad Rahmah al ANSARI
------------------------------------------- ------------------------------------
Date of last notice                         12 MAY 2006
------------------------------------------- ------------------------------------

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------------------- ------------------------
Direct or indirect interest
------------------------------------------------------- ------------------------
Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving
rise to the relevant interest.
------------------------------------------------------- ------------------------
Date of change                                          16 MAY 2006
------------------------------------------------------- ------------------------
No. of securities held prior to change                  NIL
------------------------------------------------------- ------------------------
Class                                                   ORDINARY SHARES
------------------------------------------------------- ------------------------
Number acquired                                         1,000,000
------------------------------------------------------- ------------------------
Number disposed                                         NIL
------------------------------------------------------- ------------------------
Value/Consideration                                     $40,000.00
Note: If consideration is non-cash, provide details
and estimated valuation
------------------------------------------------------- ------------------------
No. of securities held after change                     1,000,000
------------------------------------------------------- ------------------------
Nature of change                                        RIGHTS ISSUE
Example: on-market trade, off-market trade, exercise
of options, issue of securities under dividend
reinvestment plan, participation in buy-back
------------------------------------------------------- ------------------------

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------- ------------------------------------
Detail of contract
------------------------------------------- ------------------------------------
Nature of interest
------------------------------------------- ------------------------------------
Name of registered holder
(if issued securities)
------------------------------------------- ------------------------------------
Date of change
------------------------------------------- ------------------------------------
No. and class of securities to which
interest related prior to change
Note: Details are only required for a
contract in relation to which the interest
has changed
------------------------------------------- ------------------------------------
Interest acquired
------------------------------------------- ------------------------------------
Interest disposed
------------------------------------------- ------------------------------------
Value/Consideration
Note: If consideration is non-cash,
provide details and an estimated
valuation
------------------------------------------- ------------------------------------
Interest after change
------------------------------------------- ------------------------------------

                                                                    Rule 3.19A.2
                                   Appendix 3Y

                      Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity          CITYVIEW CORPORATION LIMITED
--------------------------------------------------------------------------------
ABN                     59 009 235 634
--------------------------------------------------------------------------------

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

------------------------------------------- ------------------------------------
Name of Director                            John Henry JACOBY
------------------------------------------- ------------------------------------
Date of last notice                         10 MAY 2006
------------------------------------------- ------------------------------------

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------------------- ------------------------
Direct or indirect interest
------------------------------------------------------- ------------------------
Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving
rise to the relevant interest.
------------------------------------------------------- ------------------------
Date of change                                          16 MAY 2006
------------------------------------------------------- ------------------------
No. of securities held prior to change                  NIL
------------------------------------------------------- ------------------------
Class                                                   ORDINARY SHARES
------------------------------------------------------- ------------------------
Number acquired                                         100,000
------------------------------------------------------- ------------------------
Number disposed                                         NIL
------------------------------------------------------- ------------------------
Value/Consideration                                     $4,000.00
Note: If consideration is non-cash, provide details and estimated valuation

------------------------------------------------------- ------------------------
No. of securities held after change                     100,000
------------------------------------------------------- ------------------------
Nature of change                                        RIGHTS ISSUE
Example: on-market trade, off-market trade, exercise
of options, issue of securities under dividend
reinvestment plan, participation in buy-back
------------------------------------------------------- ------------------------

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------- ------------------------------------
Detail of contract
------------------------------------------- ------------------------------------
Nature of interest
------------------------------------------- ------------------------------------
Name of registered holder
(if issued securities)
------------------------------------------- ------------------------------------
Date of change
------------------------------------------- ------------------------------------
No. and class of securities to which
interest related prior to change
Note: Details are only required for a
contract in relation to which the interest
has changed
------------------------------------------- ------------------------------------
Interest acquired
------------------------------------------- ------------------------------------
Interest disposed
------------------------------------------- ------------------------------------
Value/Consideration
Note: If consideration is non-cash,
provide details and an estimated
valuation

------------------------------------------- ------------------------------------
Interest after change
------------------------------------------- ------------------------------------

                                                                    Rule 3.19A.2
                                   Appendix 3Y

                      Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

--------------------------------------------------------------------------------
Name of entity    CITYVIEW CORPORATION LIMITED
--------------------------------------------------------------------------------
ABN               59 009 235 634
--------------------------------------------------------------------------------
We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

------------------------------------------- ------------------------------------
Name of Director                            Peter Mark SMYTH
------------------------------------------- ------------------------------------
Date of last notice                         9 MARCH 2006
------------------------------------------- ------------------------------------

Part 1 - Change of director's relevant interests in securities In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------------------- ------------------------
Direct or indirect interest
------------------------------------------------------- ------------------------
Nature of indirect interest
(including registered holder)
Note: Provide details of the circumstances giving
rise to the relevant interest.
------------------------------------------------------- ------------------------
Date of change                                          16 MAY 2006
------------------------------------------------------- ------------------------
No. of securities held prior to change                  NIL
------------------------------------------------------- ------------------------
Class                                                   ORDINARY SHARES
------------------------------------------------------- ------------------------
Number acquired                                         1,050,426
------------------------------------------------------- ------------------------
Number disposed                                         NIL
------------------------------------------------------- ------------------------
Value/Consideration                                     $42,017.04
Note: If consideration is non-cash, provide details
and estimated valuation
------------------------------------------------------- ------------------------
No. of securities held after change                     1,050,426
------------------------------------------------------- ------------------------
Nature of change                                        RIGHTS ISSUE
Example: on-market trade, off-market trade, exercise
of options, issue of securities under dividend
reinvestment plan, participation in buy-back
------------------------------------------------------- ------------------------

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

------------------------------------------- ------------------------------------
Detail of contract
------------------------------------------- ------------------------------------
Nature of interest
------------------------------------------- ------------------------------------
Name of registered holder
(if issued securities)
------------------------------------------- ------------------------------------
Date of change
------------------------------------------- ------------------------------------
No. and class of securities to which interest related prior to change Note:
Details are only required for a contract in relation to which the interest has changed
------------------------------------------- ------------------------------------
Interest acquired
------------------------------------------- ------------------------------------
Interest disposed
------------------------------------------- ------------------------------------
Value/Consideration
Note: If consideration is non-cash,
provide details and an estimated
valuation
------------------------------------------- ------------------------------------
Interest after change
------------------------------------------- ------------------------------------

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

May 19, 2006


The Manager
Company Announcements Office
                        Australian Stock Exchange Limited
20 Bridge Street
SYDNEY   NSW    2000


               RESULTS OF ANNUAL GENERAL MEETING HELD MAY 19, 2006

All resolutions proposed for the Company's Annual General Meeting held today were passed. Each resolution was passed in the form specified in the Notice of Meeting dated 7 April 2006 without amendment.

In summary the resolutions were:

o        Resolution 1:     To approve the Financial Statements and
                           Directors' Report and Independent Audit Report for the year ended on 31 December 2005.

o        Resolution 2:     To approve the re-election of Mr M Smyth as Director.

o        Resolution 3:     to adopt the Remuneration Report.

This information is for the purpose of complying with rule 3.13.2 of the listing rules of Australian Stock Exchange Limited. As required by section 251AA(2) of the Corporations Act 2001, the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

1. Financial Report

>> Votes where the proxy directed to vote "for" the motion            58,090,962
>> Votes where the proxy was directed to vote "against" the motion           Nil
>> Votes where the proxy may exercise a discretion how to vote               Nil
>> Votes where the proxy was directed to abstain from voting on the motion   Nil

2.       Retirement and Re-Election of Director - Mr Smyth

>> Votes where the proxy directed to vote "for" the motion            58,090,962
>> Votes where the proxy was directed to vote "against" the motion           Nil
>> Votes where the proxy may exercise a discretion how to vote               Nil
>> Votes where the proxy was directed to abstain from voting on the motion   Nil

3.       Adoption of Remuneration Report
>> Votes where the proxy directed to vote "for" the motion            26,475,262
>> Votes where the proxy was directed to vote "against" the motion        11,700
>> Votes where the proxy may exercise a discretion how to vote               Nil
>> Votes where the proxy was directed to abstain from voting on the motion   Nil

                                                    CityView
                                                    Corporation Limited
                                                    ACN 009 235 634

                                                    Level 9, 28 The Esplanade
                                                    Perth
                                                    Western Australia 6000
                                                    PO Box 5643
                                                    St George's Terrace
                                                    Perth
                                                    Western Australia 6831
                                                    Telephone: (61-8) 9226 4788
                                                    Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                    Web: www.cityviewcorp.com

19 May 2006

                    AUSTRALIAN STOCK EXCHANGE & MEDIA RELEASE

                           ANNUAL GENERAL MEETING 2006

              CITYVIEW MOVES INTO ANGOLA FOR OIL AND ENERGY METALS

CityView has successfully completed its capital raising and negotiations for oil and uranium licences are in progress. The initial focus of this programme is Angola where the technical team have already established a strong presence. Angola has a favourable tax and working environment.

The Kwanza Basin of Angola is a prolific oil producer with potential for large new discoveries. The Kwanza Basin lies entirely within Angola and its territorial waters and is about 600 km long and 400 km wide. Over 1,500,000 barrels of oil per day are being pumped offshore by the majors (such as Exxon) and production is rising. The Government is now planning to issue onshore permits and negotiations have started for a grant to CityView.

In addition to oil, Angola has also huge potential for strategic metals. Two advanced high value projects, Longonjo and Ucwa, have been offered to CityView: both have been subject to substantial past government exploration activity.

The two projects have been investigated by a leading economic geologist, Dr. Michael Smith FIMMM. C.Sci., C.Eng who advises:-

     "The Longonjo uranium project has the potential for a significant deposit due to its carbonatite environment within a major IOCG (iron oxide - copper-gold) system". "The Ucwa licence contains a world class pegmatite complex (beryllium). This metal is important in high temperature steels and in the control function of nuclear power plants. Existing production is controlled by US, Chinese and Russian governments".

The final terms of the agreements for the Longonjo and Ucwa licences are still under negotiation and will be announced upon conclusion.

Mark Smyth
Chief Executive

       INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION
                                    ("ASIC")


                  For the month of May 1, 2006 to May 31, 2006

               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION